

CHINA LONGYI GROUP INTERNATIONAL HOLDINGS LIMITED

龙裔集团

LONGYI GROUP

September 25, 2012

Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.20549
United States

Dear Ms. Thompson:

Thank you for your letter sent on August 17, 2012, we received it today. We appreciate your efforts in sending us the letter and inform us your requirements. We found that the letter is sent by ordinary mail, so it took a long time travelling before finally reaching us.

Besides, the address on the envelope has a small error; the correct one is

China Longyi Group International Holdings Limited
8B East Area, Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, P.R.C, 100089h

Just change the original 8/F to 8B.
We almost missed this important letter due to inaccurate address. It was sent to another company. It is only by chance that we received it because someone knew our company and gave it to us.

It is our urgent request that you send us letters by express in our further communication to avoid unnecessary delay. And we will pay for the express mail. It is showing our respect to your work as well as for safety reasons.

Thank you for your consideration and cooperation.

Sincerely,
Jie Chen
President and CEO of Longyi Group International Holdings Limited